File No. 333-

CIK #0002019466

United States

Securities And Exchange Commission

Washington, DC 20549-1004

Registration Statement
on
Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust: invesco Unit Trusts, Series 2384

B.	Name of Depositor: Invesco capital markets, inc.

C.	Complete address of Depositor’s principal executive offices:

11 Greenway Plaza

Houston, Texas 77046-1173

D.	Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP	Invesco capital markets, inc.
Attention: Thomas S. Harman, Esq.	Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue NW	11 Greenway Plaza
Washington, DC 20004-2541	Houston, Texas 77046-1173

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

as soon as practicable after the Effective Date
of the Registration Statement

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated August 16, 2024

invesco UNIT TRUSTS, SERIES 2384

Closed-End Strategy: Master Income Portfolio 2024-4

Closed-End Strategy: Master Municipal Income Portfolio – National Series 2024-4

Closed-End Strategy: Value Equity and Income Portfolio 2024-4

Closed-End Strategy: Covered Call Income Portfolio 2024-4

Closed-End Strategy: Select Opportunity Portfolio 2024-4

Closed-End Strategy: Senior Loan and Limited Duration Portfolio 2024-4

The attached final prospectuses for Invesco Unit Trusts, Series 2368, with respect to prior series Closed-End Strategy: Master Income Portfolio 2024-3, Closed-End Strategy: Master Municipal Income Portfolio – National Series 2024-3, Closed-End Strategy: Value Equity and Income Portfolio 2024-3, and Closed-End Strategy: Covered Call Income Portfolio 2024-3, Invesco Unit Trusts, Series 2370, with respect to prior series Closed-End Strategy: Senior Loan and Limited Duration Portfolio 2024-3, and Invesco Unit Trusts, Series 2353, with respect to prior series Select Opportunity Portfolio 2024-2 (each, a “Prior Series” and collectively, the “Prior Series”) are hereby used as a preliminary prospectus for the above stated series (each, a “New Series” and collectively, the “New Series”). The structure, investment objective, security selection process, and the type and quality of portfolio securities and risk considerations for each New Series, as described in the final prospectuses of the Prior Series, will be substantially the same as, and will not materially differ from, that of the final prospectus for the New Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in the New Series is not now available and will be different since each New Series has a unique portfolio. Accordingly, the information contained herein with regard to the Prior Series should be considered as being included for informational purposes only.

Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference are the final prospectuses for the Prior Series of Invesco Unit Trusts, Series 2368 (Registration No. 333-279443), as filed with the U.S. Securities and Exchange Commission on July 3, 2024, Invesco Unit Trusts, Series 2370 (Registration No. 333-279445), as filed with the U.S. Securities and Exchange Commission on July 12, 2024, and Invesco Unit Trusts, Series 2353 (Registration No. 333-277009), as filed with the U.S. Securities and Exchange Commission on April 3, 2024, which shall be used as the preliminary prospectus for the New Series).

The U.S. Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1	Trust Agreement (to be supplied by amendment).
1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2358 (File No. 333-277890), as filed with the U.S. Securities and Exchange Commission on May 2, 2024.
1.2	Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548), as filed with the U.S. Securities and Exchange Commission on January 2, 2002.
1.2.1	Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264), as filed with the U.S. Securities and Exchange Commission on December 4, 2012.
1.3	By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548), as filed with the U.S. Securities and Exchange Commission on January 2, 2002.
1.4	Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799), as filed with the U.S. Securities and Exchange Commission on May 18, 2005.
2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240), as filed with the U.S. Securities and Exchange Commission on June 2, 2010.
3.1	Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).
3.3	Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).
4.1	Consent of Initial Evaluator (to be supplied by amendment).
4.2	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).
6.1	List of Officers and Directors of the Depositor. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2266 (File No. 333-268388), as filed with the U.S. Securities and Exchange Commission on January 24, 2023.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2155 (File No. 333-257835), as filed with the U.S. Securities and Exchange Commission on September 2, 2021.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 2384, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 16th day of August, 2024.

INVESCO UNIT TRUSTS, SERIES 2384

(Registrant)

By: INVESCO CAPITAL MARKETS, INC.

(Depositor)

By: /s/ TARA BAKER

Vice President, Business Operations

and Quality Assurance

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on August 16, 2024, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

Signature	Title
Brian C. Hartigan	Director and Co-President
William S. Geyer	Director and Co-President
Mark W. Gregson	Chief Financial Officer

By: /s/ TARA BAKER

(Attorney-in-fact*)

*	An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.